Eastman Chemical Company
P.O. Box 511
Building 75
Kingsport, TN 37662-5075
Phone:  (423) 229-1295
Fax:  (423) 229-4137
E-Mail: blhenry@eastman.com

September 11, 2009

VIA Electronic Transmission (EDGAR correspondence file)

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E., Mail Stop 7010
Washington, D.C. 20549

Attn:  Ms. Chambre Malone, Staff Attorney, Division of Corporation Finance

Re:	Eastman Chemical Company
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2009
File No. 001-12626

On behalf of Eastman Chemical Company (the “Company”) and in accordance with our previous discussions, I hereby submit the Company’s response to the comment of the Staff of the Division of Corporation Finance, contained in your letter addressed to me dated June 5, 2009, with respect to the above-referenced filing.  The Company’s response to the Staff’s comment is preceded by the text of the comment in your letter.

1.	We reissue the comments set forth in our letter dated May 19, 2009. In this regard, please show us in a supplemental response what the disclosure in your future proxy statement filings will look like.

Management Response:

The Company respectfully repeats its responses contained in its letter to the Staff dated June 3, 2009 in response to previous Staff comments (the “Prior Response Letter”).  Specifically, the Company continues to believe that its enhanced public disclosures contained in its 2009 Annual Meeting Proxy Statement were responsive to the Staff’s previous comments to the Company’s 2008 Annual Meeting Proxy Statement and in compliance with the disclosure requirements of Item 402 of Regulation S-K under the Securities Exchange Act of 1934 and related interpretive material.

As described in the Prior Response Letter, the Company commits in future annual meeting proxy statements further to enhance the CD&A discussion (to the extent then material and not otherwise exempted from any relevant disclosure requirements) of how any variable cash compensation to its chief executive officer and other named executive officers for the relevant years was calculated and determined.  Without regard to the materiality of any disclosure (or changes from that contained in the Company’s 2009 Annual Meeting Proxy Statement), and based upon the facts and circumstances evaluated in connection with such payments as previously disclosed in the 2009 Annual Meeting Proxy Statement, the Company  provides below a supplemental response intended to show the Staff how the disclosures of variable cash pay in the CD&A section of the 2009 Annual Meeting Proxy Statement would have been changed if conformed to the Company’s responses in the Prior Response Letter:

Variable Cash Pay — Unit Performance Plan.  For 2008, the variable portion of cash compensation paid to the executive officers was determined solely under the Unit Performance Plan (the “UPP”). The UPP is designed to determine a portion of the annual cash compensation of management level employees according to corporate performance and the attainment of certain individual objectives and expectations. The UPP is intended to provide an incentive for superior business and individual performance and to tie the interests of our management level employees, including our named executive officers, to the performance of our businesses and the interests of our stockholders.

The amount of the award pool from which UPP payouts are made is determined annually by the Compensation Committee, and is based upon annual performance of the Company. For 2008, the Compensation Committee determined that the appropriate measure of corporate performance under the UPP was earnings from operations because such measure would align with the Company’s business objectives for 2008. Annual performance goals are established such that the target level is deemed reached if corresponding Company performance goals for the year are achieved. In determining earnings from operations for the purpose of measuring performance, the UPP provides for  adjustments by the Compensation Committee for certain charges, income items, or other events, typically the same as those excluded from operating earnings in the non-GAAP pro forma financial measures disclosed by the Company in its public sales and earnings disclosures. The target level for 2008 earnings from operations ($643 million) corresponded to the Company’s operating earnings target under the annual business plan for 2008 as approved by the Board in late 2007.

The total UPP award pool is determined as the aggregate of the UPP payouts for each participant if the individual’s organizational and individual performance were at target levels, multiplied by a “performance factor” determined by actual corporate performance compared to the pre-set performance goals. In addition, the Committee may, in its discretion, adjust the award pool to reflect overall corporate performance and business and financial conditions; for 2008, the total Company award pool was not so adjusted.

At the end of 2007, the Compensation Committee evaluated the Company’s financial and strategic performance targets under the Company’s annual business plan for 2008 and set the UPP payout “performance factor” multipliers at 0% of aggregate target payouts if earnings from operations were below 50% of the target level; at 100% of aggregate target payouts if earnings from operations were equal to the target; and at 200% of aggregate target payouts if earnings from operations were above the maximum. Linear interpolation is used to determine the “performance factor” and award pool if actual performance falls between the threshold and target or between the target and maximum levels. The 2008 UPP threshold, target, and maximum adjusted earnings from operations targets for UPP award pool funding were:

	Threshold	Target	Maximum
	(50% Award Pool Funding)	(100% Award Pool Funding)	(200% Award Pool Funding)

Earnings From Operations	$457 million	$643 million	$829 million

Earnings from operations for 2008, as adjusted, were $558 million, resulting in a “performance factor” of  .77 and a UPP award pool for all management level employees, including the named executive officers, of $19.3 million. The calculation of earnings from operations under the UPP for 2008 was adjusted to exclude the impact on financial results of asset impairments and restructuring charges, accelerated depreciation costs associated with asset shutdowns in the Performance Polymers and PCI segments, and other operating income from the sale of certain mineral rights at an operating manufacturing site. These adjustments increased the calculated earnings from operations under the UPP by $39 million and resulted in a net increase of the UPP award pool for all participants of $2.7 million.

The Chief Executive Officer, in consultation with the other executive officers, determined the allocation of the overall UPP award pool to the various organizations within the Company based on their assessment of the performance of the organizations relative to objectives established at the beginning of the performance year. In 2008, the named executive officers participated in an organization consisting of all executive officers directly reporting to the Chief Executive Officer, and Mr. Ferguson participated in the UPP in an organization established for the Chief Executive Officer.

Once each organization’s portion of the overall award pool was determined, management within each organization (the Chief Executive Officer in the case of the named executive officers other than the CEO, and, in the case of the Chief Executive Officer, the Compensation Committee) allocated the organization’s portion of the Company award pool for individual payouts, based upon individual performance against objectives and expectations established at the beginning of the performance year.

For each executive officer, including the named executive officers, the Compensation Committee established a target UPP incentive opportunity based upon a peer company review, and expressed as a percentage of base salary. The individuals with the greatest overall responsibility for corporate performance had larger incentive opportunities in comparison to their base salaries in order to weight their overall pay mix more heavily towards performance-based compensation. For the named executive officers, the target annual incentives for 2008 were as follows:

		Target UPP Opportunity as a
Name	Title	as % of Base Salary

J. Brian Ferguson	Chairman and Chief Executive Officer	100%
Curtis E. Espeland	Senior Vice President and Chief Financial Officer	50% (70% as CFO)
Richard A. Lorraine	Former Senior Vice President and Chief Financial Officer	70%
James P. Rogers	President and Chemicals & Fibers Business Group Head	80%
Mark J. Costa	Executive Vice President, Polymers Business Group Head and Chief Marketing Officer	65% (75% As Executive VP)
Theresa K. Lee	Senior Vice President, Chief Legal Officer and Corporate Secretary	65%
Gregory O. Nelson	Former Executive Vice President and Polymers Business Group Head	75%

The Compensation Committee established individual financial, organizational, and strategic performance objectives and expectations for Mr. Ferguson, and determined his pool allocation and payout (equal to 74% of his target variable pay amount) based upon the Compensation Committee’s assessment of his attainment of these objectives for 2008 as described below.

The portion of the overall 77% of target UPP award pool allocated to the other named executive officers as an organization was $3.15 million (equal to 77% of their aggregate  individual target variable pay amounts), with their individual payouts based upon the CEO’s assessment of each executive’s individual performance compared to the attainment of the objectives as described below.

For 2008, the following corporate performance objectives were established for the CEO and the other named executive officers, and actual performance against these objectives was assessed by the Compensation Committee (for the CEO) and by the CEO (for the other named executive officers) in determining the amounts of the individual payouts from the respective award pools:

Measure	Target	Actual

Earnings per share	$4.70/share*	$4.50/share*

Cash from operating activities	$720 million	$ 653 million

Capital expenditures	$670 million	$ 634 million

Employee safety -- days away from work (measured as days away from work per 200,000 hours worked)	<=0.15	0.13

Employee safety -- OSHA recordable injuries (measured as injuries per 200,000 hours worked)	<= 0.75	0.75

*Non-GAAP, with adjustments as described above.

Additionally, each of the named executive officers had individual performance commitments targeted to each executive’s area of responsibility, as follows:

Officer	Objectives
J. Brian Ferguson	•	Manage key strategic initiatives (including IntegRexTM capacity optimization and technology licensing and industrial gasification project)
	•	Implement plans to achieve growth goals (including Eastman TritanTM copolyesters and Eastman Fibers segment expansions in Europe and Asia) and regional growth strategies
	•	Define and pursue technologies for gasification derivatives
	•	Complete growth portfolio assessments
	•	Improve content and execution of key customer accounts
	•	Execute brand initiatives
	•	Meet ongoing staffing and capability needs
	•	Strengthen government relations
	•	Continue progress on corporate diversity goals
	•	Implement financial organization initiatives

	•	Develop and deploy corporate global climate change and sustainability policies
Curtis E. Espeland*	•	Establish and improve cash conversion cycle
Richard A. Lorraine	•	Expand hedging program
	•	Enhance regional tax structure
	•	Enhance internal return program
	•	Support Beaumont and Faustina acquisitions
	•	Provide financial analysis for growth opportunities
James P. Rogers	•	Develop and implement strategies to help customers derive value
	•	Improve sales force capabilities
	•	Execute Six Sigma strategy
Mark J. Costa**	•	Execute marketing strategy
	•	Support Beaumont and Faustina acquisitions
	•	Support IntegRexTM project strategy
Theresa K. Lee	•	Support Beaumont and Faustina acquisitions
	•	Support IntegRexTM project strategy
	•	Develop company strategy on greenhouse gases
	•	Develop corporate sustainability policy and implement communication strategy
Gregory O. Nelson**	•	Complete South Carolina operations transformation
	•	Meet capacity utilization goals
	•	Continue launch of ParaStarTM
	•	Continue to pursue IntegRexTM strategy
	•	Execute on the key milestones for the LCD market and TritanTM growth platforms
	•	Continue to refine the strategic account process for the top strategic customers in Performance Polymers and SP segments

* Mr. Espeland replaced Mr. Lorraine as Chief Financial Officer on September 1, 2008, and then became responsible for the CFO performance objectives with a corresponding change to his target UPP opportunity.

** Dr. Nelson retired from the Company on August 1, 2008, and Mr. Costa then became responsible for Dr. Nelson’s performance objectives with a corresponding change to his target UPP opportunity.

As a result of the global financial crisis and recessionary business conditions that occurred in the second half of 2008 after the corporate performance targets had been established, the Compensation Committee determined that, although the earnings and cash targets for corporate financial performance were not met, the executives’ leadership that resulted in actual corporate financial performance was satisfactory. Accordingly, the Committee considered each executive’s individual performance in these areas “target” performance for purposes of determining their allocated individual portions of the respective award pools (74% of the CEO’s individual target variable pay amount and 77% of the other named executives’ aggregate individual target variable pay amounts).

Additionally, the Compensation Committee determined that such global business and general economic conditions were the reason that Mr. Ferguson and the other named executives did not meet their individual objectives for the strategic initiatives in 2008, but that the executives’ leadership in these areas was satisfactory. Accordingly, the Committee considered each executive’s individual performance in these areas “target” performance for purposes of determining their individual portions of the respective award pools. The Compensation Committee also determined that he and each of the other named executives met or exceeded the objectives and expectations for their other areas of individual performance.

Based upon the amount of the UPP award pool allocated to the CEO and to the executive officers as a group, respectively, as described above and below, and the assessments of the CEO and other executives’ individual performance against established goals and expectations, the Compensation Committee determined the amounts of the individual payouts from the allocated portions of the UPP award pool as follows:

Named Executive Officer	Actual UPP Payout	Target UPP Payout	Actual UPP Payout as % of Target
J. Brian Ferguson	$ 925,000	$1,250,000	74%
Curtis E. Espeland	200,000	255,000	78%
Richard A. Lorraine*	180,000	350,000	52%
James P. Rogers	400,000	480,000	83%
Mark J. Costa	235,000	322,000	73%
Theresa K. Lee	225,000	280,500	80%
Gregory O. Nelson*	140,000	258,750	54%

* Mr. Lorraine’s and Dr. Nelson’s awards were prorated for the portions of 2008 in which they served as executive officers.

The payouts to the named executives (other than Mr. Lorraine and Dr. Nelson) varied slightly from 77% of their target payouts because of rounding and because the Compensation Committee increased the payout for Mr. Rogers because of his increased responsibilities related to his transition to CEO beginning in December 2008 and made corresponding adjustments to the payouts to the other executives from the total amount of the Company award pools available to the CEO and to the other executive officers as a group.

*           *         *           *

Management Acknowledgement

The Company also acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments concerning our responses to me at the above mail or e-mail address or telephone or telecopier number.

Sincerely,

/s/ Brian L. Henry

Brian L. Henry

Senior Counsel & Assistant Secretary

Cc:	Ms. Pamela Long, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission